

September 12, 2014

<u>Via E-mail</u>
Alan B. Graf, Jr.
Chief Financial Officer
Fedex Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

> **Re:** **Fedex Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2014**
> **Filed July 14, 2014**
> **File No. 001-15829**

Dear Mr. Graf:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K</u>

<u>Management's Discussion and Analysis of Results of Operations and Financial Condition, page 36</u>

<u>Results of Operations, page 37</u>

<u>Operating Income, page 41</u>

1. We note that despite an overall decrease in fuel expense and a lower jet fuel price per gallon, fuel expense had a significant negative impact on your operating income in fiscal 2014. Please revise to disclose further details concerning the static analysis that

compares the year-over-year changes in fuel prices and surcharges that explain in further detail how these changes negatively impacted your operating income in fiscal 2014. In this regard, stating that you perform a static analysis that reveals a negative impact while fuel expense actually decreased in fiscal 2014 is confusing to an investor. Please revise accordingly. Your discussion of your operating results for your segments should be similarly revised where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief